SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 7)

                    FLORIDA GAMING CORPORATION
                         (Name of Issuer)


              COMMON STOCK, PAR VALUE $.10 PER SHARE
                  (Title of Class of Securities)


                           340689 10 8
                          (CUSIP Number)


                         James A. Giesel
                    Brown Todd & Heyburn, PLLC
                400 West Market Street, 32nd Floor
                   Louisville, Kentucky  40202
                          (502) 589-5400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          March 31, 1998
             (Date of Event Which Requires Filing of
                         This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box. [  ]

Check the following box if a fee is being paid with this statement. [ ]



                      CUSIP NO. - 340689 10 8

1.   Name of reporting person. . . . . . . . .    Freedom
                                                  Financial
                                                  Corporation

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    35-1634756

2.   Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b)

3.   SEC use only. . . . . . . . . . . . . . .

4.   Source of funds (see instructions). . . .    00

5.   Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

6.   Citizenship or place
     of organization . . . . . . . . . . . . .    Indiana

Number of shares beneficially
owned by each reporting person
with:

7.   Sole voting power. . . . . . . . . . . . .   1,652,480(1)
8.   Shared voting power. . . . . . . . . . . .           0
9.   Sole dispositive power . . . . . . . . . .   1,652,480(1)
10.  Shared dispositive power . . . . . . . . .           0

11.  Aggregate amount beneficially
     owned by each reporting person . . . . . .   1,652,480(1)

12.  Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

13.  Percent of class represented
     by amount in Row (11). . . . . . . . . . .   29%

14.  Type of reporting person  . . . . . . . . .  CO
____________

(1) Does not include any shares of Common Stock issuable upon conversion of any shares of Series F 8% Convertible Preferred Stock (the "Series F Preferred Stock").

     Reference is hereby made to that certain Schedule 13D dated March 31, 1993, as amended, (the "Schedule"), filed by Freedom Financial Corporation ("Freedom") with respect to the common stock, par value $.10 per share ("Common Stock"), of Florida Gaming Corporation, formerly Lexicon Corporation, a Delaware corporation (the "Issuer"). The Schedule is hereby amended as a result of the expiration on March 31, 1998, of certain options held by Freedom and to add the following information to the items indicated. Unless otherwise indicated, defined terms have the same meaning as set forth in the Schedule.

     Item 1.   Security and Issuer.

     This statement relates to the Common Stock of the Issuer whose principal office is located at 3500 N.W. 37th Avenue, Miami, Florida 33142.

     Item 5.   Interest In Securities Of The Issuer.

               (a) Freedom beneficially owns 1,652,480 shares of Common Stock representing 29% of the shares of outstanding Common Stock. This amount does not include any shares of Common Stock issuable upon the conversion of any of the 2,084 shares of Series F Preferred Stock held by Freedom, through Interstate Capital Corporation, a wholly-owned subsidiary of Freedom ("Interstate"); none of the shares of Series F Preferred Stock are currently convertible.

               (b) Freedom has sole voting and investment power with respect to 1,652,480 shares of Common Stock.

               (c) On March 31, 1998, Freedom's option to acquire 905,000 shares of the Issuer's Common Stock expired.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to the Securities of the Issuer.

               On January 14, 1998, Roland Howell, a director of the Issuer, loaned Interstate $300,000 in exchange for a promissory note (the "Promissory Note").
               The Promissory Note states that the loan is secured by a pledge of 300 shares of Series F Preferred Stock owned by Interstate.

     Item 7.   Material to be Filed as Exhibits.

               Exhibit 99.1 Promissory Note dated January 14, 1998, from Interstate Capital Corporation to Roland M. Howell and Dorothy V. Howell, with attached executed irrevocable stock power.



                                      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   FREEDOM FINANCIAL CORPORATION


                                   By  /s/ W. B. Collett
                                     W. B. Collett, Chief
                                     Executive Officer

                                   Date:  April 15, 1998


                          Index to Exhibits

Exhibit                                                           Page

Exhibit 99.1   Promissory Note dated January 14, 1998,
               from Interstate Capital Corporation to
               Roland M. Howell and Dorothy V. Howell,
               with attached executed irrevocable stock power.